UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Credit Acceptance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

Michael T. Raymond Dickinson Wright, PLLC 2600 W. Big Beaver Rd., Suite 300 Troy, Michigan 48084-3312 248-433-7274
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Donald A. Foss 2009 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,035,323
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
 * The percentage is calculated based upon total outstanding shares of 22,965,163 as of October 18, 2013 as set forth in Issuer’s Form 10-Q filed on October 30, 2013.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Donald A. Foss 2010 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 728,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,683,389
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,683,389
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,683,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
 * The percentage is calculated based upon total outstanding shares of 22,965,163 as of October 18, 2013 as set forth in Issuer’s Form 10-Q filed on October 30, 2013.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100,251
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,251
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
 * The percentage is calculated based upon total outstanding shares of 22,965,163 as of October 18, 2013 as set forth in Issuer’s Form 10-Q filed on October 30, 2013.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Karol A. Foss Irrevocable Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,067,495
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,067,495
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,067,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
 * The percentage is calculated based upon total outstanding shares of 22,965,163 as of October 18, 2013 as set forth in Issuer’s Form 10-Q filed on October 30, 2013.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,853,281
	8	SHARED VOTING POWER 1,764,144
	9	SOLE DISPOSITIVE POWER 3,853,281
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,617,425**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* The percentage is calculated based upon total outstanding shares of 22,965,163 as of October 18, 2013 as set forth in Issuer’s Form 10-Q filed on October 30, 2013.

**Mrs. Foss Watson is the trustee of the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust and the Karol A. Foss Irrevocable Grandchildren’s Trust. Mrs. Foss Watson disclaims beneficial ownership of these shares owned by such trusts.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 8 of 11 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Credit Acceptance Corporation (“Issuer” or “CACC”).  The principal executive offices of CACC are located at 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339.

Item 2. Identity and Background.

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name:

The Donald A. Foss 2009 Remainder Trust
The Donald A. Foss 2010 Remainder Trust
Jill Foss Watson Living Trust
Jill Foss Watson Irrevocable Trust
Karol A. Foss Irrevocable Grandchildren’s Trust
Jill Foss Watson

(each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) Residence or business address:

25505 West Twelve Mile Road, Southfield, Michigan 48034-8339

(c) Not applicable.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Reporting Persons that are trusts are organized under the laws of Michigan.  Jill Foss Watson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule is being filed to report on Schedule 13D shares beneficially owned by Jill Foss Watson, individually and in her capacity as trustee, that were previously reported as owned by Jill Foss Watson, individually or in her capacity as trustee, on Schedule 13G and to report additional shares that are now beneficially owned by Jill Foss Watson, individually or in her capacity as trustee, as a result of the expiration on December 6, 2013 of an agreement dated December 22, 2008, which had given Mr. Donald A. Foss voting and dispositive power over such shares.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 9 of 11 Pages

Item 4. Purpose of Transaction.

This Schedule is being filed to report on Schedule 13D shares beneficially owned by Jill Foss Watson, individually and in her capacity as trustee, that were previously reported as owned by Jill Foss Watson, individually or in her capacity as trustee, on Schedule 13G and to report additional shares that are now beneficially owned by Jill Foss Watson, individually or in her capacity as trustee, as a result of the expiration on December 6, 2013 of an agreement dated December 22, 2008, which had given Mr. Donald A. Foss voting and dispositive power over such shares.

 Jill Foss Watson, individually or in her capacity as trustee, intends to evaluate on an ongoing basis the Reporting Persons’ investments in the Issuer and their options with respect to such investments.  Jill Foss Watson, individually or in her capacity as trustee, may from time to time, acquire additional Common Shares from time to time for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise.  Jill Foss Watson, individually or in her capacity as trustee, may also dispose of some or all of the Issuer’s Common Shares that the Reporting Persons beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Issuer), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of Common Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.  Jill Foss Watson, individually and in her capacity as trustee, reserves the right not to acquire Common Shares at any given time and not to dispose of all or part of Common Shares the Reporting Persons may own at any given time if she determines such acquisition or disposal is not in their best interests at the time in question.

Other than as described above, Jill Foss Watson, individually or in her capacity as trustee, does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer’s present capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 10 of 11 Pages

Item 5. Interest in Securities of the Issuer

Reporting Person	Amount beneficially owned:	Percent of Class*	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
The Donald A. Foss 2009 Remainder Trust	1,035,323	4.5%	0	1,035,323	0	0
The Donald A. Foss 2010 Remainder Trust	728,821	3.2%	0	728,821	0	0
Jill Foss Watson Living Trust	1,683,389	7.3%	1,683,389	0	1,683,389	0
Jill Foss Watson Irrevocable Trust**	100,251.04%		100,251	0	100,251	0
Karol A. Foss Irrevocable Grandchildren’s Trust**	2,067,495	9.0%	2,067,495	0	2,067,495	0
Jill Foss Watson**	5,617,425	24.5%	3,853,281	1,764,144	3,853,281	0

* The percentage is calculated based upon total outstanding shares of 22,965,163 as of October 18, 2013 as set forth in Issuer’s Form 10-Q filed on October 30, 2013.

**Mrs. Foss Watson is the trustee of the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust and the Karol A. Foss Irrevocable Grandchildren’s Trust. Mrs. Foss Watson disclaims beneficial ownership of these shares owned by such trusts.

(c) None.

(d) The respective beneficiaries of The Donald A. Foss 2009 Remainder Trust, The Donald A. Foss 2010 Remainder Trust, Jill Foss Watson Irrevocable Trust and Karol A. Foss Irrevocable Grandchildren’s Trust ultimately receive the pecuniary benefit of dividends from, or the proceeds from the sale of, the shares held in each respective trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Alan Apple is co-trustee of The Donald A. Foss 2009 Remainder Trust, The Donald A. Foss 2010 Remainder Trust and has investment discretion with regard to the assets of the trusts, including the shares of the Issuer.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 11 of 11 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2013	The Donald A. Foss 2009 Remainder Trust

/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee
The Donald A. Foss 2010 Remainder Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Living Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Irrevocable Trust
/s/ Todd Watson
Name: Todd Watson
Title: Trustee

Karol A. Foss Irrevocable Grandchildren’s Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

/s/ Jill Foss Watson
Name: Jill Foss Watson